Mail Stop 6010


October 24, 2005



Chung-Lun Yang, Chief Executive Officer
ACL Semiconductors Inc.
B24-B27, 1/F., Block B
Proficient Industrial Centre
6 Wang Kwun Road
Kowloon, Hong Kong


	Re:	ACL Semiconductors Inc.
		Form 10-K for the fiscal year ended December 31, 2004 Forms 10-Q for March 31 and June 30, 2005
		File No.  0-50140

Dear Mr. Yang:

      We have reviewed your filings and have the following comments.
We have limited our review to only your financial statements and related disclosures, and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your documents in response to these comments in all future filings with the Commission. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Mr. Chung-Lun Yang
ACL Semiconductors Inc.
October 24, 2005
Page 2


Form 10-K for the fiscal year ended December 31, 2004

Selected Financial Data, page 14

1. Please revise in future filings to present data for ACL
Semiconductor and its predecessor Atlantic Components Ltd for the five fiscal years required by Instruction 2 to Item 301 of Regulation
S-K.


Management`s Discussion and Analysis, page 16

Results of Operations, page 18

2. In future filings, please expand to include a discussion of the significant related party transactions disclosed in Note 10 to the financial statements and the impact that these have on results of operations, cost of sales, gross profit and operating expenses, if material. Since the related party transactions are material please consider the need to discuss these separately if the prices, margins and expenses are different for these sales.

3. In addition, we see on pages 32 through 35 that you have sales and purchases of inventory from the same affiliates. Please tell us the nature of the inventory you purchased from these affiliates and whether this represents any repurchases or returns of the previous sales.

4. Tell us and discuss the specific reasons for the significant decrease in gross profit in future filings. Explain the "aggressive pricing strategy" and the impact that this is expected to have on future operations.

Liquidity and Capital Resources, page 22

5. Please tell us and expand in future filings to discuss the nature and purpose of the transactions with City Royal. We see that these loans have no interest. Please tell us whether interest was imputed in the financial statements, if material. In addition, tell us whether the loan with DahSing was repaid.

6. In future filings, explain your dependency on Samsung, and the constraint this places on the long-term continuation of your business.


Mr. Chung-Lun Yang
ACL Semiconductors Inc.
October 24, 2005
Page 3


Significant Deficiencies in Disclosures Controls and Procedures or Internal Controls, page 28

7. Please tell us the specific significant transactions that were incorrectly calculated or recorded that resulted in the significant deficiencies in your disclosures controls and procedures. Explain the adjustments made and remedial efforts to correct these matters.


Financial Statements

Report of Independent Registered Public Accounting Firm, page F-1

8. We see that your audit report was signed by an audit firm based in
Irvine, California. Please tell us (1) where the majority of your revenues are earned, (2) where the majority of your assets are located, (3) where your management and accounting records are located and (4) where the majority of the audit work is conducted. We may have further comments.


Statements of Operations, page F-4

9. We read the significant related-party transactions affecting each component of your operations in Note 10 and on pages 32 through 35.
Please revise in future filings to present separately the related party transactions on the face of your financial statements, if material. Please see the requirement in Rule 4-08(k) of Regulation S-
X.

10. We read on page 18 that you recorded the "fair value" of shares issued to consultants as merger costs. Please explain to us, and disclose in future filings, how these shares were valued and clarify the assumptions and methodologies used in the valuations.


Statements of Cash Flows, page F-5

11. We see that loans/repayments from stockholders and
proceeds/repayments of lines of credit and notes payable are
presented "net."   In future filings, please present these amounts
gross or tell us how your presentation conforms to FAS 95.




Mr. Chung-Lun Yang
ACL Semiconductors Inc.
October 24, 2005
Page 4


Note (1) Organization and Summary of Significant Accounting
Policies,
Page F-7

Organization and Basis of Presentation

12. Please tell us the nature of the $2.7 million merger costs paid to certain financial advisors. Explain the services performed by the financial advisors and tell us whether they were related parties.

13. Please tell us and clarify in future filings, whether the $1million deposit for the acquisition of Classic Electronics was paid as indicated on F-8. We see the disclosure on page F-6 that this has been reclassified from trade accounts receivable in the statements of cash flows for 2003. Explain whether this deposit is refundable. In addition, tell us when you expect this acquisition to be consummated.

Revenue Recognition, page F-10

14. Tell us more details of the discounts and price adjustments referenced in Note (1) and the related accounting treatment.


Inventories, page F-10

15. In future filings, clarify your accounting for excess capacity which is referenced on page 26.

Segment Reporting, page F-12

16. Please present in future filings the disclosures for sales and assets by geographic areas required by paragraph 38 of SFAS 131, if material.


Note (10)   Related Party Transactions, page F-23

17. We see the volume of transactions with each of your affiliates in
Note 10 and on pages 32 through 35. Please tell us about the nature of the significant transactions with these affiliates. Explain whether you are the primary beneficiary of any of these entities. Provide your analyses that indicates how you comply with FIN 46R.


Mr. Chung-Lun Yang
ACL Semiconductors Inc.
October 24, 2005
Page 5

      As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a response letter that keys your responses to our comments and provides the requested information. Confirm that you will comply with these comments in all future filings with the Commission. Detailed response letters greatly facilitate our review.
Please understand that we may have additional comments after reviewing your responses to our comments and the requested information.


	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that the filing includes all information required under the
Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of
Corporation Finance in our review of your filing or in response to our comments on your filing.


      You may contact Jeanne Bennett at (202) 551-3606, or me at
(202) 551-3676, if you have questions regarding our comments. In our absence you may contact Martin F. James, Senior Assistant Chief
Accountant at (202) 551-3671.
      Sincerely,


      Brian R. Cascio
      Accounting Branch Chief,
??

??

??

??